SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1. “Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 27, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

June 27, 2024

Filing of Extraordinary Report

TOKYO, Japan – June 27, 2024 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading diversified financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 61st General Meeting of Shareholders of ORIX Corporation held on June 25, 2024 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 25, 2024

(2)	Matters Resolved

Proposal    Election of Eleven (11) Directors

Messrs. Makoto Inoue, Satoru Matsuzaki, Stan Koyanagi, Yasuaki Mikami, Michael Cusumano, Hiroshi Watanabe, Chikatomo Hodo, Noriyuki Yanagawa and Mses. Sakie Akiyama, Aiko Sekine were reelected and reappointed as Members of the Board of Directors, and Mr. Hidetake Takahashi was newly elected and appointed as a Member of the Board of Directors.

-more-

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Requirements for Approval and Voting Results Thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal
Makoto Inoue	8,907,600	198,386	168	97.78%	Approved
Satoru Matsuzaki	9,051,854	54,139	168	99.36%	Approved
Stan Koyanagi	9,052,133	53,861	168	99.36%	Approved
Yasuaki Mikami	9,052,803	53,191	168	99.37%	Approved
Hidetake Takahashi	9,040,242	65,750	168	99.23%	Approved
Michael Cusumano	9,056,942	49,052	168	99.42%	Approved
Sakie Akiyama	8,892,715	213,275	168	97.61%	Approved
Hiroshi Watanabe	8,863,556	235,220	7,380	97.29%	Approved
Aiko Sekine	8,970,034	135,960	168	98.46%	Approved
Chikatomo Hodo	8,942,641	163,351	168	98.16%	Approved
Noriyuki Yanagawa	9,053,877	52,118	168	99.38%	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy, has been counted.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023– March 31, 2024.” furnished on Form 6-K.